UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                            Commission File Number 0-23671
                                                                   -------

                              WEINER'S STORES, INC.
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             (Exact name of registrant as specified in its charter)


          340 N. SAM HOUSTON PKWY. E., SUITE 100, HOUSTON, TEXAS 77060
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                      NONE
  ---------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)       [X]          Rule 12h-3(b)(1)(i)       [ ]
   Rule 12g-4(a)(1)(ii)      [ ]          Rule 12h-3(b)(1)(ii)      [ ]
   Rule 12g-4(a)(2)(i)       [ ]          Rule 12h-3(b)(2)(i)       [ ]
   Rule 12g-4(a)(2)(ii)      [ ]          Rule 12h-3(b)(2)(ii)      [ ]
                                          Rule 15d-6                [ ]

Approximate number of holders of record as of the certification or notice date: None (1)
      ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, Weiner's Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 12, 2002                By: /s/ Michael S. Marcus
      -------------------              -------------------------------------
                                       Name: Michael S. Marcus
                                       Title: Surviving Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


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(1) On May 16, 2002, the United States Bankruptcy Court for the District of
Delaware entered an order confirming the Joint Liquidating Plan of Reorganization of Weiner's Stores, Inc. (the "Company") and the Official Committee of Unsecured Creditors (the "Plan") in connection with the Company's case under Chapter 11 of Title 11 of the United States Code (Case no. 00-3955(PJW)). The Plan became effective on June 7, 2002 (the "Effective Date"). The Plan provides that holders of common stock, par value $.01 per share ("Common Stock"), of the Company will not receive or retain any interest, property or other consideration or distribution of any nature under the Plan in respect of the Common Stock. The Plan also provides that, on the Effective Date of the Plan, all outstanding shares of Common Stock, and any option, warrant or other agreement or right requiring the issuance of any Common Stock, will be extinguished and the certificates and any other documents representing such shares of Common Stock or other securities or rights shall be deemed to have been canceled and to be of no force or effect. Accordingly, on the Effective Date, all outstanding shares of Common Stock were canceled pursuant to the Plan.